OMB APPROVAL....
OMB Number: 3235-0116...
Expires: August 31, 2005
Estimated average burden
 hours per response 6.2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ July 2003

BI-OPTIC VENTURES INC.

(Name of Registrant)

1030 West Georgia Street #615, Vancouver, British Columbia, Canada V6E 2Y3
(Address of principal executive offices)

1. Notice of Meeting and Record Date, July 3, 2003
2. Notice of Meeting, July 21, 2003
3. Form of Proxy, July 21, 2003
4. Management Proxy/Information Circular, July 21, 2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.   Yes ___   No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROWN MCCUE

_____

BARRISTERS & SOLICITORS
SUITE 1650 - 999 W EST HASTINGS STREET, VANCOUVER, B.C. V6C 2W2
PH: (604) 633-4360 FAX: (604) 687-7430 E-MAIL: maynardbrown@telus.net

July 4, 2003

BY SEDAR

British Columbia Securities Commission
PO Box 10142, 9th Floor Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Bi-Optic Ventures Inc. (the "Company") - 2003 Annual General Meeting

We are solicitors for the Company. Please be advised as to the meeting and record date as follows for the Company in relation to the above:

Date of Annual General Meeting: Monday, August 18, 2003, 10:00am
Publication of Advance Notice: June 25, 2003
Record Date: July 18, 2003

Yours truly,

BROWN McCUE

"Pamela White"
Pamela White
ASSISTANT


BI-OPTIC VENTURES INC.

<u>NOTICE OF ANNUAL GENERAL MEETING</u>


NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of **BI-OPTIC VENTURES INC.** (hereinafter called the "Company") will be held on Monday, the 18th of August, 2003, at Suite #1650 - 999 West Hastings Street Vancouver, B.C. at 10:00am, Vancouver Time (the "Meeting") for the following purposes:

1.   To receive and consider the Report of the Directors, the audited financial statements of the Company for the fiscal year ended February 28, 2003 and the report of the auditors thereon.

2.   To appoint auditors for the ensuing year at a remuneration to be fixed by the Directors.

3.   To fix the number of Directors of the Company for the ensuing year at three.

4.   To elect Directors for the ensuing year.

5.   To consider and, if thought fit, to approve an amendment to the Company's stock option plan.

6.   To consider and, if thought fit, to approve the number of shares issuable under the Company's stock option plan.

7.   To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 18th day of July, 2003.

BY ORDER OF THE BOARD

Harry Chew
President and Director

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF **BI-OPTIC VENTURES INC.** TO BE HELD AT Suite 1650 - 999 West Hastings Street, Vancouver, British Columbia on Monday, the 18th day of August, 2003, at 10:00am, Pacific Time.

The undersigned Member of the Company hereby appoints, Harry Chew, President and a Director of the Company, or failing this person, **Sonny Chew** a Director of the Company, or in the place of the foregoing, _____, (*print the name*), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	Approve appointment of Auditors		

		For	Against
2.	Determine number of Directors at three		

		For	Withhold
3.	Elect Harry Chew as Director		
4.	Elect Sonny Chew as Director		
5.	Elect David Williams as Director		

		For	Against
6.	To approve an amendment to the Company's Stock Option Plan		
7.	To approve the number of shares issuable under the Company's Stock Option Plan at 1,032,847		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _____

Please Print Name: _____

Date: _____

THIS PROXY FORM <u>MAY NOT BE VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Pacific Corporate Trust Company.

4. *A Member who wishes to attend the Meeting and vote on the resolutions in person*, may do so as follows:

   (a) *If the Member is registered as such on the books of the Company*, simply register the Member's attendance with the scrutineers at the Meeting.

   (b) *If the securities of a Member* are *held by a financial institution*, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. *A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions*, may do either of the following:

   (a) *To appoint one of the management appointees* named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

   (b) *To appoint another person*, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll* of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, *the Member may still attend the Meeting* and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy *must be RECEIVED* at the office of "**PACIFIC CORPORATE TRUST COMPANY**" by mail or by fax no later than
forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)   and   Internet voting at http://www.stocktronics.com/webvote

BI-OPTIC VENTURES INC.

INFORMATION PROVIDED AS AT JULY 18, 2003
FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS
TO BE HELD ON AUGUST 18, 2003

This Information Circular is furnished in connection with the solicitation of proxies by management of BI-OPTIC VENTURES INC. (hereinafter called the "Company") for use at the Annual General Meeting of the Members of the Company to be held on Monday, August 18, 2003 at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published in the Vancouver Province newspaper on June 25, 2003 pursuant to the requirements of Section 111 of the Company Act of the Province of British Columbia.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are Directors of the Company. A Member desiring to appoint some other person (who need not be a Member) to represent him at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy and in either case delivering the completed Proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to **the offices of the Company** as provided above; or

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person or company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon, other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. As at the date of this Information Circular, **5,164,235** shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. July 18, 2003 has been fixed in advance by the Directors as the record date for the purpose of determining Members entitled to notice of the Meeting.

To the knowledge of the Directors and Senior Officers of the Company no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or unless he becomes disqualified to act as a Director.

Management does not contemplate that any of the nominees will be unable to serve as a Director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by Management to vote the proxy for the election of any other person or persons as Directors.

The following information concerning the respective nominees has been furnished by each of them:

Name, Municipality of Residence and Present Position with the Company	Principal Occupation	Period from which Nominee has been a Director	Number of Voting Securities *
Harry Chew Vancouver, BC *President & Director*	Businessman, President of Pacific Paragon Group of Companies and director of several public companies	February 19, 1999	307,750
Sonny Chew Vancouver, BC *Director*	Businessman, director of finance and administration of Pacific Paragon Group of Companies, and director of several public companies	July 11, 2000	100,000
David Williams West Vancouver, BC *Director*	Retired professional hockey player, businessman, president of TWE Enterprises Ltd. and director of several public companies	July 11, 2000	62,000

*   Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Company does not have an Executive Committee of its Board of Directors.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Harry Chew, Sonny Chew and David Williams are members of the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"Named Executive Officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or other person who performed a policy-making function of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Executive Officers

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Named Executive Officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company. To the knowledge of current management, the Company had one executive officer during the fiscal year ended February 28, 2003, being Harry Chew, President, and a director of the Company (the "Named Executive Officer").

Summary Compensation Table

The following table provides a summary of compensation earned during the fiscal periods ended February 28, 2003, February 28, 2002 and February 29, 2001 by the Named Executive Officer.

		Annual Compensation			**Long Term Compensation**	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	All other Compensation
Harry Chew President / Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$30,000 [1] $30,000 [1] $60,000 [1]

(1)   Paid for management services to Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.

Long Term Incentive Plan Awards Table

The Company does not have any long term incentive plan awards.

Options and SARs

No incentive stock options were granted during the financial year ended February 28, 2003 to the Named Executive Officer.

Aggregate Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

No incentive options were exercised by the Named Executive Officer during the fiscal period ended February 28, 2003.

Option and SAR Repricings

No incentive stock options were repriced for the Named Executive Officer during the fiscal period ended February 28, 2003.

Pension Plans

The Company has no retirement plans, pension plans or other forms of retirement compensation for its Executive Officers.

Termination Of Employment, Change In Responsibilities and Employment Contracts

During the last completed financial year, the Company did not have any employment contracts in place.

Composition of Compensation Committee

The Company's Compensation Committee is made up of Harry Chew, Sonny Chew and David Williams. Meetings of this committee are held as necessary and at a minimum, at least once per year to review financial and incentive option compensation for personnel and to make recommendations to management in respect thereof.

Compensation Of Directors

During the last completed financial year, directors of the Company were not paid by the Company in their capacity as directors. During the most recently completed fiscal year, there were no arrangements, standard or otherwise, for cash or non-cash compensation pursuant to which directors were compensated by the Company in their capacity as directors, except for management fees paid or accrued to Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse, and accounting fees of $11,000 paid to Wynson Management Services Limited, a company owned as to 50% by Sonny Chew, a director of the Company and 50% by his spouse.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Directors and Officers of the Company, nor any associate or affiliate of the Directors and Officers, has been indebted to the Company or its subsidiaries in the financial year ended February 28, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Director or Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of J.A. Minni & Associates Inc., Certified General Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. J.A. Minni & Associates Inc. were first appointed as the Company's auditor on December 15, 1999.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company. The Company has a management contract dated May 1, 2000 as amended March 1, 2001 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse. Under the agreement, Myntek Management Services Inc. is paid a management fee of $2,500 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties. For the year ended February 28, 2003, management fees in the amount of $30,000 were paid or accrued to Myntek Management Services Inc.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

At the annual general meeting of shareholders held August 31, 1999, shareholders approved the implementation by Company of a Stock Option Plan (the "Plan"). . The Board of Directors of the Company have not yet adopted the Plan or submitted it for acceptance by the TSX Venture Exchange. As TSX Venture Exchange policies have changed substantially since the date the Plan was originally approved, the Company requests shareholder approval to amend the existing Plan by replacing all of the terms of the existing Plan with terms which are more in accordance with all of the current policies of the TSX Venture Exchange. A copy of the proposed stock option plan is enclosed with this meeting material. As the terms of the existing stock option plan are within the requirements of the policies of the TSX Venture Exchange as they currently exist, management recommends that the existing stock option plan approved August 31, 1999 be amended by replacing all of the terms thereof with the terms of the stock option plan enclosed.

The following resolution is recommended for approval:

> BE IT RESOLVED THAT the Company's existing stock option plan be and it is hereby amended by replacing all of the terms thereof with the terms of a stock option plan as presented to shareholders on August 18, 2003 and that management be and they are hereby authorized to take such further actions as may be required to implement the amended stock option plan.

In addition, the Plan approved at the August 31, 1999 meeting reserved 1,440,000 common shares under the Plan which was 20% of the issued share capital of the Company at the time of the meeting. Subsequent to the meeting, the Company consolidated its authorized share capital on a 2:1 basis, changing its name to Bi-Optic Ventures Inc.

The current policies of the TSX Venture Exchange ("TSX-V") states that the maximum number of shares issuable on exercise of incentive stock options under a stock option plan may not exceed 20% of the issued share capital of a listed company. Management requests shareholders to approve the number of optionable shares which may be subject to the Plan to 20% of the current issued share capital, or **1,032,847** common shares. Management proposes the following resolution:

> "BE IT RESOLVED that the maximum number of shares issuable under the Company's Stock Option Plan be set at **1,032,847** common shares"

THE MANAGEMENT OF THE COMPANY KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD

Harry Chew - President and Director

Bi-Optic Ventures Inc.

STOCK OPTION PLAN

1.   **PURPOSE:** The purpose of this Stock Option Plan (the "Plan") is to encourage common stock ownership in **Bi-Optic Ventures Inc.** (the "Company") by directors, officers and employees of the Company or any subsidiary of the Company, by consultants of the Company or any affiliate of the Company, or by an employee of a company which provides management services to the Company at the time an option is granted hereunder (hereinafter referred to as "Optionees") who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued directors, officers and employees by granting options (the "Options" or "Option") to purchase unissued common shares (the "Common Shares") of the Company on the terms and conditions set forth in this Plan and any stock option agreements (the "Stock Option Agreements") entered into between the Company and the Optionees in accordance with the Plan.

2.   **ADMINISTRATION:** The Plan shall be administered by the board of directors (the "Board of Directors") from time to time of the Company (the "Administrator"). No member of the Board of Directors shall by virtue of such appointment be disentitled or ineligible to receive Options. The Administrator shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management, and the decision of the Administrator shall be binding and conclusive. The decision of the Administrator shall be binding, provided that notwithstanding anything herein contained, the Administrator may from time to time delegate the authority vested in it under this clause to, the President who shall thereupon exercise all of the powers herein given to the Administrator, subject to any express direction by resolution of the Board of Directors of the Company from time to time and further provided that a decision of the majority of persons comprising the Board of Directors in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications as they in their absolute discretion consider necessary for the implementation of the Plan.

3.   **NUMBER OF SHARES SUBJECT TO OPTIONS:** The Board of Directors of the Company will make available that number of Common Shares for the purpose of the Plan that has been approved by resolution of the shareholders of the Company, subject to the following limitations:

   a)   subject to adjustment by resolution of the shareholders of the Company or by operation of section 6 or section 7 hereunder, the aggregate number of Common Shares issuable pursuant to the Plan shall not exceed **1,032,847** Common Shares including any Common Shares issuable on any outstanding stock options previously granted on an individual basis.

   b)   until the Company has obtained disinterested shareholder approval to this Stock Option Plan in accordance with the policies, if any, of any stock exchange having jurisdiction over the Company (the "Exchange") and subject to the rules of the Exchange limiting the Company in matters referred to herein and subject also to section 3(a) hereunder:

i)   the number of Common Shares reserved for issuance to "insiders" (as defined in the Securities Act (British Columbia) shall not exceed 10% of the outstanding issue at any point in time;

ii)   no more than 5% of the outstanding issue may be granted to any one individual in any twelve month period; and

iii)   the exercise price of options granted to insiders shall not be decreased.

For the purposes of the Plan, "outstanding issue" is the number of issued and outstanding Common Shares immediately prior to the reservation of Common Shares in question, plus the number of Common Shares which will be issued on exercise or deemed exercise of any Special Warrants outstanding prior to the foregoing reservation and exclusive of any Common Shares issuable on exercise of share purchase warrants issuable on exercise of any of the foregoing Special Warrants.

(c)   the number of Common Shares reserved for issuance to an Optionee who is a consultant to the Company shall not exceed two percent of the outstanding issue in any twelve month period.

(d)   the aggregate number of Common Shares reserved for issuance to Optionees who are employed in an investor relations capacity shall not exceed two percent of the outstanding issue in any twelve month period.

In the event that Options granted under the Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

4.   **PARTICIPATION:** Options shall be granted under the Plan only to Optionees as shall be designated from time to time by the Administrator and shall be subject to the approval of such regulatory authorities as the Administrator shall designate, which shall also determine the number of Common Shares subject to such Option. Options granted under the Plan shall be non-assignable and non-transferable except as noted in section 5 hereunder. Optionees who are consultants of the Company or an affiliate of the Company must either perform services for the Company on an ongoing basis or provide, or be expected to provide, a service of value to the Company or to an affiliate of the Company. In addition to the Optionees described above, Options may be granted under the Plan to a personal holding company wholly owned by a person eligible to be granted options under the Plan provided the Optionee executes an undertaking in a form as may be required by the Exchange.

5.   **TERMS AND CONDITIONS OF OPTIONS:** The terms and conditions of each Option granted under the Plan shall be set forth in written Stock Option Agreements between the Company and the Optionee. Such terms and conditions shall include the following as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Administrator or as may be required pursuant to the rules or policies of any regulatory authority having jurisdiction over the Company:

(a) Option Exercise Price: The option exercise price (the "Option Exercise Price") of any Option granted under the Plan shall be equal to the greater of either the amount designated by the Administrator at the time of grant, or the Discounted Market Price of the Common Shares. For the purpose of this paragraph, "Discounted Market Price" shall be calculated in accordance with the policies of the Exchange at the time of grant of the Option. The Administrator may also determine that the Option Exercise Price per Common Share may escalate at a specified rate or rates.

(b) Payment: The full purchase price of Common Shares purchased under the Option shall be paid in cash, certified cheque or bank draft upon the exercise thereof. A holder of an Option shall have none of the rights of a shareholder until the Common Shares are issued to him. All Common Shares issued pursuant to the exercise of Options granted under the Plan, will be so issued as fully paid and non-assessable Common Shares. No Optionee or his legal representatives, legatees or distributes will be, or will be deemed to be, a holder of any Common Shares subject to an Option under this Plan, unless and until certificates for such Common Shares are issued to him or them under the terms of the Plan.

(c) Term of Options: Options may be granted under this Plan exercisable over a period not exceeding five years. Each Option shall be subject to earlier termination as provided in subparagraph (e) below.

(d) Exercise of Options: The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the Option is exercised. An Option may be exercised in full or in part at any time during the term of the Option. This Plan shall not confer upon the Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any subsidiary or affiliate of the Company.

(e) Termination of Options: Any Option granted pursuant hereto, to the extent not validly exercised, and save as expressly otherwise provided herein, will terminate on the earlier of the following dates:

  (i) the date of expiration specified in the Stock Option Agreement (the "Expiration Date"), being not more than five years after the date the Option was granted;

  (ii) where the Optionee is a personal holding company beneficially owned by, a person eligible to be granted options under the Plan, the date prior to the date that such personal holding company ceases to be wholly owned by, a person eligible to be granted options under the Plan;

  (iii) the date specified in the Stock Option Agreement which shall not exceed 90 days after the date of termination of the Optionee's employment (except in the case of any Optionee whose primary function with the Company involves the performance of investor relations activities, in which case, the termination date shall be 30 days after the Optionee ceases activities on behalf of the Company) or upon ceasing to be a director, officer or Consultant of the Company or of any subsidiary or affiliate of the Company for any cause other than by death;

(iv)   the earlier of the Expiration Date and the date that is one year after the date of the Optionee's death during which period the Option may be exercised only by the Optionee's legal representative or the person or persons to whom the deceased Optionee's rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Optionee would have been entitled to exercise it at the time of his death;

(f)   Non-transferability of Options: No Option shall be assignable or transferable by the Optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

(g)   Applicable Laws or Regulations: The Company's obligation to sell and deliver Common Shares under each Option is subject to such compliance by the Company and any Optionee as the Company deems necessary or advisable with all laws, rules and regulations of Canada and the United States of America and any Provinces and/or States thereof applying to the authorization, issuance, listing or sale of securities and, if the Common Shares of the Company are listed on an Exchange, is also subject to the Exchange accepting for listing the Common Shares which may be issued in exercise thereof.

(h)   Hold Period: Share certificates issued on exercise of an Option shall be legended in all cases as may be required by applicable securities laws and Exchange rules.

6.   **ADJUSTMENT IN EVENT OF CHANGE IN STOCK:** Each Option shall contain uniform provisions in such form as may be approved by the Administrator to appropriately adjust the number and kind of Common Shares covered by the Option and the exercise price of Common Shares subject to the Option in the event of a declaration of stock dividends, or stock subdivisions or consolidations or reconstruction or reorganization or recapitalization of the Company or other relevant changes in the Company's capitalization (other than issuance of additional shares) to prevent substantial dilution or enlargement of the rights granted to the Optionee by such Option. The number of Common Shares available for Options, the Common Shares subject to any Option, and the Option Exercise Price shall be adjusted appropriately by the Administrator and such adjustment shall be effective and binding for all purposes of the Plan.

7.   **AMALGAMATION, CONSOLIDATION OR MERGER:** If the Company amalgamates, consolidates with or merges with or into another corporation, which it reserves the right to do, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option Exercise Price shall be adjusted appropriately by the Administrator and such adjustment shall be binding for all purposes of the Plan.

8.   **APPROVALS:** The obligation of the Company to issue and deliver the Common Shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or Exchange having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any Option Exercise Price paid to the Company will be returned to the Optionee.

9. **STOCK EXCHANGE RULES:** The rules of any Exchange upon which the Common Shares are listed shall be applicable relative to Options granted to Optionees and are deemed to be incorporated herein. If, at any time, such rules differ from specific terms of this Plan (the "Differing Terms") then the rules of the Exchange shall always apply and govern and the Differing Terms shall be of no force and effect.

10. **AMENDMENT AND DISCONTINUANCE OF PLAN:** The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that save and except by operation of section 9, no such amendment or revision may, without the consent of the Optionee, adversely affect the Optionee's rights under any Option theretofore granted under the Plan.

11. **EFFECTIVE DATE AND DURATION OF PLAN:** Subject to regulatory compliance, the Plan shall be effective on the date the Plan was first approved by the Board of Directors of the Company and shall remain in full force and effect from the date provided in the resolution of shareholders approving the Plan and from year to year thereafter until amended or terminated and for so long thereafter as Options remain outstanding in favour of any Optionee. Any Options granted prior to the initial date of approval of shareholders to the Plan shall be deemed to have been validly granted under the Plan as of the date of grant, but may not be exercised unless and until the Plan is first approved by shareholders.

12. **VESTING:** Unless approved by the Exchange and the Administrator, any Options granted under the Plan shall vest in the Optionee, and may be exercisable by the Optionee as follows:

    (a) **25%** of the Options shall vest in and be exercisable by the Optionee **on the date of granting**;

    (b) **25%** of the Options shall vest in and be exercisable by the Optionee **six (6) months** from the date of granting;

    (c) **25%** of the Options shall vest in and be exercisable by the Optionee **twelve (12) months** from the date of granting; and

    (d) **25%** of the Options shall vest in and be exercisable by the Optionee **eighteen (18) months** from the date of granting.

Save and except as aforesaid, no vesting provisions shall apply unless in any particular instance of grant, the Administrator determines vesting to be necessary, in which event, vesting shall be as determined by the Administrator.

BI-OPTIC VENTURES INC.
(the "Company")
RETURN CARD
FOR SUPPLEMENTAL MAILING LIST

TO: Registered Members
AND TO: Non-Registered Security Holders

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

PACIFIC CORPORATE TRUST COMPANY
10th Floor - 625 Howe Street
Vancouver, B.C .
V6C 3B8

Name: _____

Address: _____

_____
                                                          Postal Code

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _____ day of _____, 200____.

_____
Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Bi-Optic Ventures Inc. -- SEC File No. 0-49685</u>
(Registrant)

Date: <u>August 13, 2003</u>   By <u>/s/ Harry Chew</u>
                              Harry Chew, President and Director